Signature Leisure, Inc.
100 Candace Drive, Suite 100
Maitland, FL 32751
Phone: 407-599-2886
Fax: 407-386-7197

February 15, 2005

Closing Document for Parker Productions

Signature Leisure, Inc. and Jill Reynolds agree to the terms of the November 12, 2004 Letter of Intent whereby Signature Leisure, Inc. purchases the assets of Parker Productions, a sole proprietorship.

Signature Leisure, Inc. is providing Jill Reynolds with Bank of America check # 1170 in the amount of $20,000 (twenty thousand dollars) as per the terms of the Letter of Intent.

Signature Leisure, Inc. and Jill Reynolds agree that the parties will follow the terms of the Letter of Intent thereby considering the transaction to be successfully completed.



Stephen W. Carnes
President
Signature Leisure, Inc.



Jill Reynolds
Parker Productions